SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2003

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also th
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Ac

Yes: ☐   **No:** ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
*	Dividend announcement regarding Dividend number 74 dated August 29, 2003	



NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889

DIVIDEND NUMBER 74

Notice is hereby given that an annual ordinary dividend at the rate of 30c per N ordinary share and 6c per unlisted A ordinary share has been approved by the shareholders at the annual general meeting held on 29 August 2003.

In compliance with the requirements of STRATE the following dates are applicable:

- Last day to trade cum dividend   Friday 5 September
- Securities start trading ex-dividend   Monday 8 September
- Record date   Friday 12 September
- Payment date   Monday 15 September

The dividend is declared and paid in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 8 September 2003 and Friday 12 September 2003, both dates inclusive.

By order of the board.

GM Coetzee
Secretary
29 August 2003

Transfer Secretaries: Registered office:
Ultra Registrars (Proprietary) Limited   Naspers Centre
Registration number 2000/007239/07   40 Heerengracht
11 Diagonal Street   Cape Town 8001
Johannesburg   (P O Box 2271
(P O Box 4844, Johannesburg, 2000)   Cape Town 8000)
Republic of South Africa   Republic of South Africa

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant ha duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorize

Naspers Limited

Date: Sept 03, 2003 by   By: /s/ Stephan J. Z. Pacak

                                                     Name: Stephan J. Z. Pacak
                                                     Title: Director